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Via Overnight Delivery and EDGAR
--------------------------------

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Genesis HealthCare Corporation ("GHC" or the "Company")
         Form 10-K for Fiscal Year Ended September 30, 2005
         Filed December 14, 2005

         Form 10-Q for Fiscal Quarter Ended December 31, 2005
         File No. 000-50351

May 9, 2006

Dear Mr. Washecka:

         This letter is in response to your April 21, 2006 letter regarding the Securities and Exchange Commission's (the "Commission") review of the above-referenced reports. We understand and appreciate that the purpose of the Commission's review is to assist us in our compliance with the applicable disclosure requirements and enhance the overall disclosures in our filings. We also appreciate the time afforded to us by the Staff in connection with our conference call of April 27, 2006, in which we informed the Staff of our decision to restate our historical financial statements to report self-insurance loss reserves on an undiscounted basis, as well as other previously reported error corrections.

         The Commission's inquiries and our responses thereto are presented below in numbered paragraphs to conform to the numbered paragraphs in your letter, including, as appropriate, proposed revisions to disclosures that we anticipate making in amended and future filings. We have attempted to provide a clear, complete response and resolution/approach to each comment provided.

         In addition, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission
May 9, 2006
Page 2

     1. COMMENT: We note your response to comment 2; however, since you are not an investment company and are not in the business of providing insurance we do not view income earned on restricted marketable securities held to secure losses of your captive insurance subsidiary as revenue or operating income. Revise to separately report all investment income as non-operating income pursuant to 5-03 of Regulation S-X.

          ANSWER: In response to the Staff's comments, GHC will revise its fiscal 2003, 2004 and 2005 consolidated statements of operations, as well as its December 31, 2005 unaudited condensed consolidated statements of operations to reflect investment income separately from operating revenues. The Staff should note that GHC has further revised its response to comment 2 of the March 17, 2006 letter and will also include fair value mark-to-market adjustments of its investments held in its deferred compensation plan in investment income. This reclassification will result in a net reduction in operating revenues in those periods of approximately $2.3 million, $6.1 million, $8.7 million and $1.9 million, respectively. Additionally, GHC will provide a footnote that further describes the components of other income.

     2. COMMENT: In regard to your response to comment 4, since Genesis HealthCare is not in the business of insuring unrelated parties we do not believe Genesis HealthCare and its subsidiary LHC have an insurance "business cycle". To the extent that LHC's restricted cash balance will be used to pay claims in periods beyond one year, we believe such amounts should be classified as long-term. In addition, we note in your policy note that restricted cash includes cash held in trust on behalf of your residents and cash restricted under loan covenants. We do not understand your basis in GAAP for classifying funds held in trust that are not available for the company's use, as a current asset within the cash line-item. Tell us why cash restricted under loan covenants qualifies as a current asset or revise.

          ANSWER: In response to the Staff's comments, GHC will revise its September 30, 2005 and 2004 consolidated balance sheets and its unaudited condensed consolidated balance sheet at December 31, 2005, along with its statements of cash flows for all periods presented, to reclassify restricted cash outside of current assets to the extent they will be used to pay claims beyond one year. GHC will also update its accounting policy disclosure to better describe the components included in cash equivalents and the nature of restrictions upon those assets, if any. In this regard, GHC would like to further clarify for the Staff its response to comment 4 of the Staff's
          March 17, 2006 letter that the only restricted assets included in its cash balances in the periods to be revised were the cash equivalents held by LHC and less than $0.2 million of funds held in trust on behalf of certain of GHC's patients in those periods. GHC did not include amounts restricted under borrowing agreements within its cash and equivalents in those periods.
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U.S. Securities and Exchange Commission
May 9, 2006
Page 3

     3. COMMENT: We note your response to comment 5; however, it is unclear to us why it is appropriate to classify these assets as held for sale. Please explain to us which specific condition(s) of paragraph 31 of SFAS 144 is met that allow you to classify these assets as held for sale.

          ANSWER: At September 30, 2005, 2004 and December 31, 2005, GHC reported $3.9 million, $2.5 million and $3.9 million of assets held for sale classified as long-term assets, respectively. As previously noted in its original response to the Staff's comment 5 of the March 17, 2006 letter, due to the extended nature of asset sales in this industry, GHC classifies assets identified for sale as other than current until it receives a firm commitment from prospective buyer(s). The balances quantified above relate to two properties (one in 2004), both in the State of New Jersey, which as of the respective balance sheet dates did not have the requisite binding agreements for GHC to classify as current. Upon committing to a plan to dispose of those assets, GHC ceased operations at those locations and the carrying value of the assets have been written down to the net realizable value anticipated in the sale(s). The operations of those locations have been accounted for as discontinued as of the date of closure and there are no continuing revenues associated with these facilities.

          Of the two properties held for sale, one has been under purchase agreement with the same prospective buyer since August 2004. Zoning restrictions which are expected to be amended have delayed the completion of the sale; however, GHC believes this transaction will ultimately be completed. The second property has been listed with an outside agent since March 2003 with at least two prospective buyers identified in the extended period since that time. While the offers for this property have been acceptable considering the list price ($2.8 million), lack of financial backing has been an issue precluding those parties from making a firm commitment to purchase. Under these separate sets of conditions, GHC feels that both properties continue to meet the criteria of paragraph 30 of SFAS 144 under the extension permitted by paragraph 31 of SFAS 144. Specifically, the circumstances preventing a sale of the respective properties are outside of GHC's control. In the first instance, GHC has renegotiated terms with the prospective buyer and expects to sell the parcel in two separate transactions (approximately $2.0 million per parcel) to allow the buyer to proceed with the first phase of its construction on the first parcel while the zoning of the second parcel is adjudicated over time. Regarding the second property, GHC is working with its broker to evaluate continually its list price to ascertain it is reasonable and to market the property aggressively. At the same time, its prospective buyers have reiterated their interests and continue to seek financing.
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U.S. Securities and Exchange Commission
May 9, 2006
Page 4

     4. COMMENT: We note management's reasons for the Company's income statement presentation in your response to comment 6. However, it seems the current presentation is potentially misleading to investors as the indented section excludes the operating expense items Lease expense and Depreciation and amortization expense. Please confirm for us that you will remove this indentation in future filings.

          ANSWER: In response to the Staff's comment regarding GHC's income statement presentation, GHC will remove the indentation of selected operating expenses in its revised and future filings.

     5. COMMENT: We note your response to comment 8. Whether or not the payments made to your lessor related to the spin-off, prepaid rent payments on operating leases should be reported as a use of cash in the operating section of your statement of cash flows. We would not object to advanced rent payments on capital leases being classified as investing cash flows. Revise your financial statements accordingly.

          ANSWER: In response to the Staff's comments, GHC will revise its fiscal 2003 and 2004 consolidated financial statements to reflect advanced rent payments related to operating leases within the operating section of the statements of cash flows. This will result in a reduction in operating cash flow of approximately $2.5 million in fiscal 2003 and $9.8 million in fiscal 2004, and corresponding increases in investing cash flows.

     6. COMMENT: We are considering your response to comment 10. To assist us in our understanding of the impact of the errors, please provide us a copy of management's analysis described in your response. Expand this analysis to measure the impact in both percentages and dollar amounts, and also address the impact on net income. This analysis should show how the error corrections have impacted the reported amounts of every affected financial statement line-item in 2005.

          ANSWER: As previously discussed with the Staff, GHC intends to revise its consolidated financial statements to report self-insurance loss reserves on an undiscounted basis.
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U.S. Securities and Exchange Commission
May 9, 2006
Page 5

          As described in GHC's previous response to the Staff, GHC determined the individual and aggregate errors identified in fiscal 2005 were not material to its consolidated financial statements taken as a whole and, thus, did not require amendment of the prior filings. KPMG LLP concurred with management's determination at that time. GHC has now decided to revise such amounts in concert with the self-insurance loss reserve discounting correction so as to ensure the highest degree of accuracy and comparability of reported amounts.

          In GHC's amended Forms 10-K and 10-Q, it will disclose and describe in both narrative and in tabular form both "As Reported" and "As Restated" amounts for each affected financial statement line item and for each of the affected periods.

     7. COMMENT: Refer to your response to comment 11 and provide us with the amount of prepayments that were recorded as an offset to receivables rather than deferred revenue as of September 30, 2005 and December 31, 2005. Please confirm for us that you will classify these prepayments as deferred revenue, to the extent they are material, in future periods.

          ANSWER: GHC estimates the amount of prepayments recorded as an offset to receivables as of September 30, 2005 and December 31, 2005 is less than $0.2 million, on a net trade receivable base of approximately $200 million. GHC will continue to monitor prepayment levels in future periods and properly classify such amounts as deferred revenue to the extent such amounts are material.

     8. COMMENT: We note the explanation for your accounting for the reimbursements of the costs of providing transitional services to NCI in your response to comment 13. However, it appears you should have reported the gross amounts paid by NCI as revenue pursuant to the guidance in EITF Issue No. 01-14. Revise your financial statements to comply with this guidance or explain to us why it is not necessary to do so under GAAP.

          ANSWER: In response to the Staff's comments, GHC will revise its fiscal 2004 and 2005, and interim fiscal 2006 consolidated financial statements to reclassify transitional service fees. This will result in increased revenue and general and administrative expenses in amounts that approximate those presented to the Staff in GHC's response to comment 13 of the Staff's March 17, 2006 letter.

     9. COMMENT: In regard to your response to comment 15, we do not understand how the guidance you reference, paragraph 132 of SOP 96-1, supports your policy of discounting reserves for unsettled claims. Since the ultimate amount that will be paid to settle an unsettled claim is not known, and likewise the amount and timing of cash payments necessary to do so, it is unclear to us how you are able to reliably discount unsettled claims. In this regard, we note your disclosure on page 97 that the provision for losses and loss adjustment expenses "is necessarily an estimate and may ultimately be settled for a significantly greater or lesser amount." Revise the liability accrual amounts for unsettled claims reported in your financial statements to fully comply with the guidance in SFAS No. 5 and FIN 14.

          ANSWER: As previously discussed with the Staff, GHC intends to revise its consolidated financial statements to report self-insurance loss reserves on an undiscounted basis. In addition, in connection with its evaluation of the accounting for self-insurance loss reserves, GHC identified an unrelated correction which, upon restatement, will result in an increase to its self-insurance loss reserves and related expense of approximately $2.2 million at September 30, 2004 and a corresponding decrease at September 30, 2005.
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U.S. Securities and Exchange Commission
May 9, 2006
Page 6

     10. COMMENT: Explain to us your basis for using a 4.5% discount rate when discounting settled claims. Compare for us the impact of using this rate rather than a risk free rate for government issues having the same approximate maturity as the liabilities being discounted.

          ANSWER: As previously discussed with the Staff, GHC intends to revise its consolidated financial statements to report self-insurance loss reserves on an undiscounted basis.

     11. COMMENT: We note from your response to comment 16 that your unconsolidated VIE joint venture has a $4.2 million capital deficit. Given that you have no obligation and no plans to fund future operating losses, please tell us which party does have the obligation and intent to fund future operations. Further, tell us the amount of the trade credit and explain the facts and circumstances that caused you to reserve only 78% of the trade credit.

          ANSWER: Neither VIE partner has an obligation to fund operating losses, and GHC has no intent to fund operating losses. GHC is not aware of any party required to fund operating losses.

          GHC's gross trade receivable approximates $1.1 million. From 2002 through 2005, the VIE facility improved its financial performance and was able to self fund its operations with operating cash flows. The VIE facility has not incurred any substantial new subordinated financing from GHC or any other source during this time period. By reason of the operational improvements, GHC reversed receivable reserves representing approximately 30-60 days of trade credit extended to the VIE. This decision was prompted by consistency in trade credit payment patterns for several years, resulting in a trade credit reserve level between 70% - 80%. All subordinated financing receivables continue to be carried at an estimated net realizable value of zero.

          In connection with the restatement process, GHC is continuing to evaluate the propriety of its accounting under FIN 46-R.
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U.S. Securities and Exchange Commission
May 9, 2006
Page 7

Please do not hesitate to contact me at 610.444.8425 if you have any questions about our responses or would like to discuss any of our responses further.

Very truly yours,


/s/ James V. McKeon
----------------------------
    James V. McKeon
    Executive Vice President and
       Chief Financial Officer

cc: George V. Hager, Jr., Chairman and Chief Executive Officer Eileen M. Coggins, Senior Vice President,
        General Counsel and Corporate Secretary
     Tom DiVittorio, Vice President Corporate Controller and
        Chief Accounting Officer
     John Broderick, Partner, KPMG LLP
     Terry Allison Rappuhn, Chairperson, Audit Committee, GHC Robert S. Littlepage, Jr., Accounting Branch Chief, SEC Adam Washecka, Staff Accountant, SEC